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                           August 9, 2022

       Dinesh Patel
       Chief Executive Officer
       Protagonist Therapeutics, Inc
       7707 Gateway Boulevard, Suite 140
       Newark, CA 94560-1160

                                                        Re: Protagonist
Therapeutics, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed August 5,
2022
                                                            File No. 333-266595

       Dear Dr. Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Branden C. Berns